Filed by McCormick & Company, Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Unilever PLC

(Commission File No. 001-04546)

Date: March 31, 2026

Creating a Global Flavor Leader

Strategically Aligned Business Set Up for Growth

- Highly complementary businesses, strong strategic fit
- Iconic brands in attractive, advantaged categories
- Multiple levers for growth acceleration
- Clear, realizable cost synergies
- Robust return profile

FY 2025

$20B COMBINED COMPANY FY25 NET SALES[1,2]

21% COMBINED COMPANY FY25 OPERATING MARGIN[1,2]

A Scaled and Focused Global Flavor Powerhouse

Geographies


Europe
23%
Emerging Markets
41%
North America[3]
36%

Channels


Consumer
70%
Flavor Solution/ Foodservice
30%

Unlocking New Opportunities For Growth

McCormick:
- North American Scale
- Front-of-house foodservice expertise
- Flavor R&D capabilities

Unilever:
- Distribution in high-growth emerging markets
- Back-of-house foodservice expertise
- Chef-to-chef culinary capabilities

Portfolio of Iconic Brands

Frank's RedHot, Cholula, Maille, Kamis, Marmite, Fruco, Royco, McCormick, Hellmann's, French's, Knorr, Amora, Schwartz, Calvé, Ducros, Maizena

And many more...

For more information, please visit www.globalflavorleader.com or contact faten_freiha@mccormick.com

Sources: Company information.
Notes: Unilever Foods' sales and other metrics are based on management estimates
[1] Combined sales figure represents McCormick's net sales for the fiscal year ended November 30, 2025, and Unilever Foods' net sales for the fiscal year ended December 31, 2025. Unilever Foods' financials are reported in constant EUR 2024 and converted to USD using 1.124 EUR/USD exchange rate.
[2] FY25 reflects McCormick's business including McCormick de Mexico and Unilever Foods' business excluding business in India, Nepal, and Portugal; its Lifestyle & Nutrition business; its Buavita business; and its Lipton Ready-to-Drink business (together, "Excluded Businesses"). Unilever Foods' sales and other metrics are based on management estimates. See "Non-GAAP and Other Financial Information" for discussion of inclusion of McCormick de Mexico earnings.
[3] North America excludes Mexico.

Creating Shareholder Value and Long-Term Growth Opportunities

Set to Drive McCormick's Growth Strategy

3-5% Sales Growth[4]

23-25% Adjusted Operating Margin[4,5]

Continuing Commitment to Shareholder Returns After 40 Years of Dividend Increases



Dividend Per Share
1986
2025

Realization of Substantial Synergies

$600M in annual run-rate cost synergies, net of reinvestment, driven by procurement, manufacturing, and SG&A[6]

Expect to capture approximately two-thirds of cost synergies by Year 2 and remaining by Year 3

Anticipate additional upside from volume-driven revenue synergies from complementary capabilities and geographic footprints

Maintaining a Clear Path to Deleveraging and Maintaining Investment Grade Rating



4.0x
~3.0x
<3.0x
LTM at Close
2 Years Post Close
Ongoing
Combined Company Net Leverage[7]

Strong Track Record of M&A and Executing on Integration

Case Study: Franks Redhot and French's

Improved dollar consumption after integration



+5.1%
+9.0%
+14.7%
FY17
FY18
FY19

Exceeded target of $50m announced synergies

Achieved synergies **more quickly** and at **lower cost** than announced



+3.3%
FY17
FY18
FY19
-4.5%
-3.1%

Source: McCormick

Additional Notable Acquisitions

Lawry's, Kamis, Kohinoor, Daqiao, Stubb's, La Drogheria, Brand Aromatics, Giotti, Gourmet Garden, FONA International, Cholula, McCormick de Mexico

For more information, please visit www.globalflavorleader.com or contact faten_freiha@mccormick.com

[4] Reflects 3 years post close for combined company.
[5] Reflects estimated $600mm run-rate cost synergies net of reinvestments. Synergy estimates reflect management projections; actual synergies achieved may differ materially.
[6] Reflects 3 years post close for combined company. Synergy estimates reflect management projections; actual synergies achieved may differ materially. One-time expenditures to achieve these synergies are estimated to be approximately $300 million.
[7] Net leverage is defined as net debt (which is defined as total debt, net of total cash) to Adjusted EBITDA.

McCormick Cautionary Statement Regarding Forward Looking Statements

Certain information contained in this document that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as "will," "aim," "expects," "anticipates," "intends," "looks," "believes," "vision," "ambition," "target," "goal," "plan," "potential," "work towards," "may," "milestone," "objectives," "outlook," "probably," "project," "risk," "continue," "should," "would be," "seeks," or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of McCormick. The forward-looking statements contained in this document include, without limitation, the anticipated benefits of, and our plans, strategies and objectives relating to, the pending transaction with Unilever Foods.

These and other forward-looking statements are based on management's current views and assumptions. They are not historical facts, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to obtain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (v) the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods' business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented; (vi) uncertainties as to McCormick's access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (vii) the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters; (viii) the risk that combined company financial information relating to the transaction, including anticipated combined company revenues, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined company; (ix) the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected; (x) the effect of the announcement or pendency of the transaction on Unilever Foods' or McCormick's business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team's attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; (xi) the ability of McCormick to successfully integrate Unilever Foods' operations and implement its plans, forecasts and other expectations with respect to Unilever Foods' business or the combined business after the closing of the transaction; (xii) the ability of McCormick to manage additional debt and successfully de-lever following the transaction; and (xiii) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company's filings with the Securities and Exchange Commission ("SEC"), including McCormick's Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or revise publicly, any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Unilever Cautionary Statement Regarding Forward Looking Statements

This document may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods' business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick's access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods' or McCormick's business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team's attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods' operations and implement its plans, forecasts and other expectations with respect to Unilever Foods' business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever' ability to innovate and remain competitive; Unilever' investment choices in its portfolio management; the effect of climate change on Unilever' business; Unilever' ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever' supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission ("SEC"), including McCormick's Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group's filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov.

The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick's website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Participants in Solicitation

McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick's shareholders in connection with the proposed transaction. Information about McCormick's directors and executive officers and their ownership of McCormick's common stock is set forth in McCormick's proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick's securities have changed since the amounts printed in McCormick's proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.

Non-GAAP and Other Financial Information

This document includes the following financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP").

- Adjusted EBITDA is calculated as net income plus expenses for interest, income taxes, depreciation and amortization, less interest income and as further adjusted for cash and non-cash acquisition-related expenses (which may include the effect of the fair value adjustment of acquired inventory on cost of goods sold), special charges, stock-based compensation expenses, certain gains or losses (which may include third party fees and expenses and transaction and integration costs).
- Net Leverage is defined as net debt (which is defined as total debt, net of total cash) to Adjusted EBITDA.

McCormick and Unilever present non-GAAP financial measures to provide their investors with an additional tool to evaluate McCormick's and Unilever's respective operating results in a manner that focuses on what McCormick and Unilever each believe to be their respective core business operations and what McCormick and Unilever each use to evaluate their respective business operations and for internal budgeting and resource allocation purposes. These non-GAAP measures may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles, and management exercises judgment in determining which items should be excluded in the calculation of non-GAAP measures. The presentation of non-GAAP financial information is not meant to be considered in isolation from, as superior to or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. These non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, the corresponding GAAP financial measures.

When possible with respect to non-GAAP financial measures presented with respect to historical periods, McCormick provides a reconciliation of its historic non-GAAP financial measures to its most closely applicable GAAP financial measures in the documents filed by McCormick with the SEC. McCormick and Unilever, respectively, are unable to provide a reconciliation of certain non-GAAP guidance measures to the corresponding GAAP measures on a forward-looking basis because doing so would not be possible without unreasonable effort due to, among other things, the potential variability and limited visibility of the excluded items and expectations as to the financial performance of each of McCormick and Unilever upon the completion of the merger. For the same reasons, McCormick and Unilever are unable to address the probable significance of the unavailable information. McCormick is presenting forward looking non-GAAP financial measures for illustrative purposes and may not report on this basis going forward. Unilever Foods financial figures presented herein are based on management estimates. Audited or reviewed financial statements for Unilever Foods as a standalone business are not yet available, and actual figures may differ materially from those presented herein and from those included in any subsequently prepared financial statements.

Combined company measures for historical periods are based on combining McCormick's historical financial results and Unilever management's estimates of the historical financial results of Unilever Foods, excluding the Excluded Businesses, as applicable, without pro forma adjustments and are included for illustrative purposes in order to provide investors with estimates of what the combined company results could have been. Combined company estimates are not pro forma financial measures, are not prepared in accordance with Regulation S-X under the U.S. Securities Act of 1933, as amended, and are not necessarily indicative of the results that actually would have been realized had McCormick and Unilever Foods, excluding the Excluded Businesses, been a single entity during the relevant periods.

In January 2026, McCormick completed its acquisition of an additional 25% ownership interest in McCormick de Mexico, increasing its ownership of McCormick de Mexico to 75%. Prior to the acquisition, McCormick accounted for 50% ownership interest as an equity method investment and recorded our proportional share of earnings as income from unconsolidated operations. The acquisition of the additional ownership interest resulted in the consolidation of McCormick de Mexico's financial results. McCormick FY25 revenue, operating margin and EBITDA figures included in this presentation include 100% of McCormick de Mexico's earnings as if the acquisition was completed at the beginning of fiscal 2025.